U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:           MARCH 31, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:            Tengtu International Corp.
Former Name if Applicable:
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Address of Principal Executive Office:

Suite 3825
First Canadian Place, 100 King Street West
Toronto, Ontario, Canada   M5X 1E3

         (City, State and Zip Code)



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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



[ X ]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

         Tengtu International Corp. ("Tengtu") filed a Form 10 in March, 2000 to register its $.01 par value per share common stock under Section 12(g) of the Securities Exchange Act of 1934. In connection therewith, the Securities and Exchange Commission ("SEC") requested that Tengtu make certain changes to its financial statements including the unconsolidation of a subsidiary whose financial results had previously been consolidated with Tengtu and its other subsidiaries and joint venture. In addition, Tengtu is in the process of coordinating financial reporting by its foreign subsidiaries and investee, some of which have different fiscal years than Tengtu. The accounting changes prescribed by the SEC, along with internal coordination of subsidiary and investee reporting, has caused a short delay in the availability of certain financial and other information.


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PART IV - OTHER INFORMATION

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         1.   Name and telephone number of person to contact in regard to this notification:

              PAK CHEUNG                           (604)         438-9827
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                (Name)                           (Area Code) (Telephone Number)



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         2. Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                                                  [ ] Yes [x] No

Tengtu International Corp. became a reporting company in May, 2000 and therefore, had no obligation to file reports prior to its March 31, 2000 Form 10-Q.

         3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           TENGTU INTERNATIONAL CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:          JUNE 28, 2000                By:  /S/   PAK KWAN CHEUNG
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                                                     Pak Kwan Cheung

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.